Exhibit 99.3

First Supplemental Letter to Loan Agreement

TO:	SEVENTHONECORP. of Marshall Islands (the “Borrower”); and
PYXIS TANKERS INC. of Marshall Islands

FROM:	Alpha Bank S.A.
93 Akti Miaouli,
Piraeus, Greece,
(the “Lender”);

Dated: 25th June, 2021.

Dear Sirs,

Re:	Loan Agreement dated 8th July, 2020 and made between: (1) the Borrower and (2) the Lender, in relation to a loan facility in an amount of up to United States Dollars Fifteen million Two Hundred Fifty thousand ($15,250,000) (the “Principal Agreement”).

We refer to:

(a) the Principal Agreement on the terms and conditions of which, we, the Lender agreed, among other things, to make and have made available to the Borrower, upon and subject to the terms and conditions therein set forth, a loan facility in an amount of up to United States Dollars Fifteen million Two Hundred Fifty thousand ($15,250,000) to be used for the purpose referred to therein (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be further amended and/or supplemented called the “Loan Agreement); and

(b) the Deed of Guarantee dated 8th July, 2020 and made between Pyxis Tankers Inc., a company duly incorporated and validly existing under the laws of the Republic of Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the “Corporate Guarantor”, which expression shall include its successors) given by the Corporate Guarantor in favour of the Lender by way of security for all monies now or hereafter due or payable by the Borrower to the Lender under or pursuant to the Loan Agreement and the other Finance Documents (as therein defined); and

We also refer to your request for us, the Lender, consenting to the amendment of minimum shareholding requirements in the issued shares in the Corporate Guarantor provided in Clauses 6.1 (n) and 6.2 (p) of the Principal Agreement;

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and we, the Lender, relying upon each of the representations and warranties set out in Clause 2 (Representations and Warranties) hereof, hereby agree with the Borrower and the other Security Parties, to consent to the amendment of the Principal Agreement in the manner more particularly set out in Clause 3 (Variations to the Principal Agreement) hereof.

Unless the context otherwise requires, words and expressions defined in the Principal Agreement shall have the same meanings when used in this letter.

1.	Borrower’s and the Security Parties’ Acknowledgement of Indebtedness

The Borrower and each of the Security Parties hereby declare and acknowledge that as at the date hereof the outstanding principal amount of the Loan is United States Dollars Fourteen million and thirty five thousand (US$ 14,350,000).

2.	Representations and Warranties

The Borrower and each Security Party hereby represent and warrant to the Lender that:

a.	the representations and warranties contained in Clause 6 of the Principal Agreement and Clause 4 of the Deed of Guarantee executed by the Corporate Guarantor are true and correct on the date of this letter as if all references therein to “this Agreement” were references to the Principal Agreement as amended by this letter; and

b.	this letter contains the legal, valid and binding obligations of the Borrower and the Corporate Guarantor enforceable in accordance with its terms.

3.	Variations to the Principal Agreement

3.1	The Lender and the Borrower hereby agree that with effect from the date hereof Clause 6.1 (n) (Shareholdings) of the Principal Agreement shall be amended to read as follows:

“(n)	Shareholdings:

(i)	all the shares in the Borrower are legally and beneficially held directly or indirectly by the Beneficial Shareholders disclosed to the Lender before signing of this Agreement; and

(ii)	no change of control has been made directly or indirectly in the ownership, beneficial ownership, or management of the Borrower or any share therein or of the Vessel and 100% of the shares and voting rights in the Borrower and at least 20% in the Corporate Guarantor will remain throughout the Security Period in the ultimate legal and beneficial ownership of the Beneficial Shareholders disclosed to the Lender before signing of this Agreement unless otherwise permitted by the Lender; and “

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3.2	with effect as from the date hereof Clause 6.2 (p) (Shareholding) of the Principal Agreement shall be amended to read as follows:

“(p)	Shareholding: all of the issued shares in the Borrower and at least 20% of the issued shares in the Corporate Guarantor are legally and ultimately beneficially owned by the Beneficial Shareholders; and”

3.3	With effect from the day hereof all references in the Loan Agreement to “this Agreement”, “hereunder” and the like and in the Security Documents to the “Loan Agreement” shall be construed as references to the Principal Agreement as amended and supplemented by this letter.

4.	Continuance of Principal Agreement and the Security Documents

Save for the alterations to the Principal Agreement and the Security Document made or to be made pursuant to this letter and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this letter, the Borrower and the other Security Parties hereby agree with the Lender that the provisions of the Loan Agreement and the Security Documents shall be and are hereby re-affirmed and remain in full force and effect and the security constituted by the Security Documents shall continue to remain valid and enforceable and the Lender reserves the right at any time to demand repayment in full of all sums made available to the Borrower under the Loan Agreement in accordance with the provisions of the Loan Agreement.

5.	Notices

The provisions of Clause 16.1 (Notices) of the Principal Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

6.	Governing Law

This letter shall be governed by and construed in accordance with English law and the provisions of Clause 17 (Law and Jurisdiction) of the Principal Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

Please confirm your acceptance to the foregoing terms and conditions by signing the acceptance at the foot of this letter.

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Yours faithfully,

For and on behalf of

Alpha Bank S.A.

By:	/s/ Kostantinos Flokos	By:	/s/ Evangelia Makri
Name:	Kostantinos Flokos	Name:	Evangelia Makri
Title:	Attorney-in-fact	Title:	Attorney-in-fact

Accepted and agreed

THE BORROWER

For and on behalf of

SEVENTHONECORP.

/s/ Kanstentinos Lytdas
Name:	Kanstentinos Lytdas
Title:	Attorney-in-fact

THE CORPORATE GUARANTOR

for and on behalf of

PYXIS TANKERS INC.

/s/ Valentios Valentis
Name:	Valentios Valentis
Title:	Attorney-in-fact

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